

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

<u>Via E-mail</u>
Douglas Wright
Executive Vice President and Chief Financial Officer
Intermountain Community Bancorp
414 Church Street
Sandpoint, ID 83864

      Re: Intermountain Community Bancorp
                Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
                Filed April 6, 2012
                File No. 000-50667

Dear Mr. Wright:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Michael R. Clampitt

                Michael Clampitt
                Senior Attorney